U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-30401

NOTIFICATION OF LATE FILING

(Check One):

☒	Form 10-K	☐	Form 11-K	☐	Form 20-F	☒	Form 10-Q

	For Period Ended:		December 31, 2002

☐	Transition Report on Form 10-K			☐	Transition Report on Form 10-Q

☐	Transition Report on Form 20-F			☐	Transition Report on Form N-SAR

☐	Transition Report on Form 11-K

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	U.S. RealTel, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	15 PIEDMONT CENTER, SUITE 100

City, State and Zip Code:	ATLANTA, GEORGIA 30305

Part II – Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

See Attachment hereto

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

	Gregory P. McGraw	(404)	442-0043

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

☐ Yes ☒ No

SEC Form 8-K/A – Acquisition or Disposition of Assets. Despite our efforts and those of our advisors, to date, we have not been able to obtain sufficient historical data to provide the necessary financial statements pursuant to the SEC Form 8-K related to the ABN/STS assets acquired in July 17, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. REALTEL, INC.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003

By:	/s/ Gregory P. McGraw

Gregory P. McGraw
President, Chief Financial Officer and
Chief Operating Officer

ATTACHMENT TO FORM 12b-25

Form 10-KSB for the year ended December 31, 2002

PART III – NARRATIVE

     The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2002 because the Registrant changed its Certifying Accountant during the last quarter of 2002, which are requiring additional time to complete their audit of the financial information required to be included in the Form 10-KSB. The Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the 15th calendar day following the prescribed due date.